Mail Stop 3561

September 28, 2006

Steven P. Wyandt, Chief Executive Officer
Nitches, Inc.
10280 Camino Santa Fe
San Diego, California 92121

> **Re: Nitches, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed September 15, 2006**
> **File No. 333-136470**

Dear Mr. Wyandt:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your response to comment 1 in our letter dated September 6, 2006. In addition to information report on Form 8-K that you filed in an untimely manner on October 31, 2005, your information statement on Form 8-K that you filed on January 10, 2006 was untimely as well. We note that in your October 31, 2005 Form 8-K, you did not file the Designer Intimates financial statements or the pro forma financial information. Instead, you filed the financial statements and pro forma information in an amended Form 8-K/A, as permitted by Items 9.01(a)(4) and (b)(2) of Form 8-K, on January 10, 2006. However, Item 9.01(a)(4) of Form 8-K states that these financial statements must be filed by an amended Form 8-K/A no later than 71 calendar days after the date that the initial report on Form 8-K "must be filed." As the initial Form 8-K was required to be filed on October 28, 2005, the count of 71 calendar days began on October 28, 2005, making the amended Form 8-K/A untimely.

In this regard, General Instruction I.A.3(b) states that to be eligible to use Form S-3 you must have filed in a timely manner all required reports during the previous twelve months. Therefore, please withdraw this Form S-3 and re-file your registration statement on a form for which you meet the eligibility requirements.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact John Fieldsend, Staff Attorney, at (202) 551-3343, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James A. Mercer III, Esq.
       Duane Morris LLP
       Via Fax: (619) 744-2201